Suncrete, Inc.

521 E. 2nd St.

Tulsa, Oklahoma 74120

VIA EDGAR SUBMISSION

May 13, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga A. Dias

Re:	Suncrete, Inc.

Registration Statement on Form S-1

Filed May 8, 2026

Registration File No. 333-295732

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Suncrete, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on May 14, 2026, or as soon thereafter as is practicable, or at such other time as the Registrant or the Registrant’s legal counsel, Haynes and Boone, LLP, requests by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Matthew L. Fry of Haynes and Boone, LLP to orally modify or withdraw this request for acceleration.

Please contact Matthew L. Fry of Haynes and Boone, LLP, the Registrant’s legal counsel, at (214) 651-5443 when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

SUNCRETE, INC.

By:	/s/ Randall Edgar
Name: Randall Edgar
Title: Chief Executive Officer

cc:	Matthew L. Fry, Haynes and Boone, LLP

Rachel O’Donnell, Haynes and Boone, LLP